December 30, 2014

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Mail Stop 4720

Attn:                    Tim Buchmiller

Geoff Kruczek

Li Xiao

Gary Todd

Re:                             Avinger, Inc.
Amendment No. 1 to Draft Registration Statement (DRS) on Form S-1
Initially filed on November 6, 2014

DRS/A filed on December 11, 2014

Ladies and Gentlemen:

On behalf of Avinger, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 19, 2014 relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on December 11, 2014 (the “DRS/A”).

The Company is concurrently filing via EDGAR a Registration Statement on Form S-1 (the “Registration Statement”), marked against the DRS/A in accordance with Rule 310 of Regulation S-T.  For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of the Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Registration Statement.  Except as otherwise specifically indicated, page references herein correspond to the page of Registration Statement.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Graphics

1.                                      We see from your response to prior comment 1 and your revised graphics that you have included the requested disclosure in footnotes whereas our comment requested that the disclosure be made prominent.  Please revise your graphics so that the text disclosing that your Pantheris trial is not complete and that it is intended to support a submission for FDA approval in the second half of 2015 is at least as prominently disclosed as your other disclosure in the graphics.  Also, if the graphics and related disclosure in the right side of the front graphics relate to products that have not been approved by the FDA please include equally prominent disclosure regarding the regulatory status of the products shown in those graphics.

RESPONSE TO COMMENT 1:

We have increased the font size and bolded the relevant text so that it is at least as prominently disclosed as our other disclosure in the graphics.  The graphics and related disclosure in the right side of the front graphics relate to our product Ocelot, which has already been approved by the FDA.

Director Compensation, page 105

2.                                      We have reviewed your response to prior comment 19 where you indicated that the company did not grant any options in 2014.  Please tell us how your response reconciles to your disclosure in the last sentence of the first paragraph of this section that “[i]n fiscal year 2014, [you] granted each or [your] non-employee directors a non-statutory stock option to purchase shares of [your] common stock.”

RESPONSE TO COMMENT 2:

We haved revised the language on page 106 to reflect that we made only one option grant to a non-employee director, Donald Lucas, in fiscal year 2014 to purchase 200,000 shares of our common stock.

* * * *

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned at (650) 565-3564.  Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Philip H. Oettinger
Philip H. Oettinger

cc:                                Jeffrey M. Soinski

400 Chesapeake Dr.

Redwood City, CA 94063

Timothy R. Curry

Ruben A. Garcia

Jones Day

1755 Embarcadero Road

Palo Alto, CA 94303